Exhibit (j)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form N-1A of EntrepreneurShares Global Fund, Entrepreneur U.S. All Cap Fund and Entrepreneur U.S. Large Cap Fund, each a separate series of EntrepreneurShares Series Trust, of our reports dated August 28, 2015, relating to our audits of the financial statements and financial highlights, which appear in the June 30, 2015 Annual Report to Shareholders which are also incorporated by reference into this Registration Statement.

We also consent to the references to our firm under the captions “Financial Highlights,” "Independent Registered Public Accounting Firm", and “Financial Statements” in such Registration Statement. On October 26, 2015 we changed the name of our firm from McGladrey LLP to RSM US LLP.

/s/ RSM US LLP

Boston, Massachusetts

October 30, 2015